

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 6, 2017

James A. Tholen
Chief Financial Officer
Broadsoft, Inc.
9737 Washingtonian Boulevard, Suite 350
Gaithersburg, MD 20878

  Re: Broadsoft, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 23, 2017
    File No. 001-34777

Dear Mr. Tholen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief
          Office of Information Technologies
          and Services